Direct Line: (212) 859-8272
Fax: (212) 859-4000
stuart.gelfond@friedfrank.com

December 24, 2014

VIA EMAIL AND EDGAR

Mary A. Cole

Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Amendment No. 4 to the Registration Statement on Form N-2 filed on October 10, 2014

File Nos.: 333-187642; 814-00998

Dear Ms. Cole and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (including for periods prior to April 1, 2013, Goldman Sachs Liberty Harbor Capital, LLC, the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that were received on a telephone conversation between Stuart Gelfond and Arielle Katzman of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, and Sheila Stout of the Staff on October 23, 2014 with respect to the above referenced Amendment No. 4 to the Registration Statement on Form N-2 filed on October 10, 2014 (the “Registration Statement”), for the offering of common stock of the Company. This letter is being filed with Amendment No. 5 to the Registration Statement on Form N-2 (the “Amended Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment. When indicated, the responses described below are contained in the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

1.	Please include a presentation of the joint venture in the financial statements for the fiscal year ended December 31, 2014.

Response: The Company’s joint venture with The Regents of the University of California through the Senior Credit Fund, LLC (the “Senior Credit Fund”) became operational subsequent to September 30, 2014. The financial statements for the quarter ended September 30, 2014 describe the organizational structure of the Senior Credit Fund and the subsequent event note indicates the operational activity subsequent to the quarter ended September 30, 2014. The Amended Registration Statement includes similar disclosure at pages 5, 8, 75 and 85. The Company’s financial statements will include the applicable disclosures for the Senior Credit Fund, which will be treated as an unconsolidated entity, starting with the financial statements for the year ended December 31, 2014, as previously discussed in the memorandum submitted to, and discussed with, the Staff.

2.	The expense example in the Fee Table section needs to include a separate line item which assumes a 5% return entirely from capital gains. The Registration Statement currently has this information in a footnote. If no part of the incentive fee has been from capital gains, a footnote can indicate such.

Response: The Company has updated the Fee Table example on page 16 to include a separate line item based on an assumed 5% return entirely from capital gains. The Company will also retain the following sentence in a footnote to the example: “Because our investment strategy involves investments that primarily generate current income, we believe that a 5% annual return resulting entirely from net realized capital gains is unlikely.”

3.	In the Capitalization Table please include additional line items for other assets and other liabilities so that total assets and total liabilities aggregate to the total amounts presented.

Response: The Company has updated the Capitalization Table on page 57 to include additional line items for other assets and other liabilities.

4.	The Senior Securities Table requires an audit opinion (either as a separate audit opinion or as a notation in the audit opinion over the financial statements) and a related consent.

Response: There was no audit opinion with respect to the Senior Securities Table given there was no class of senior securities with an amount outstanding as of December 31, 2013. If senior securities are outstanding at December 31, 2014, a separate senior securities opinion will be filed as an exhibit to an amendment to the Company’s Amended Registration Statement.

5.	The Portfolio Companies section and Schedule of Investments of the financial statements must indicate which LIBOR is being using for floating rate notes at the period end. This can be presented in a footnote showing the various applicable LIBOR rates (in a table).

Response: Starting with the financial statements for the quarter ended June 30, 2014, the Company has incorporated footnotes discussing the prevailing LIBOR Rate used for the applicable floating rate notes. The Company has also added disclosure regarding prevailing LIBOR Rates in the Portfolio Companies section starting at page 93 (see notes 4, 5, and 8 on page 96) in the Amended Registration Statement.

6.	Please clarify the Company’s accounting for organization and offering costs and ensure the discussion is consistent throughout the Registration Statement.

•	page 97 of the Registration Statement discusses the expenses that the investment adviser will bear. Please clarify which expenses each of the Company and the investment adviser are responsible for. The financials indicate that the investment adviser would reimburse the Company for organization and offering costs in excess of $1.25 million, but this was specific to the private placement and this amount has already been exceeded. The $1.25 million appears to be running through capital (as a line item under “capital transactions” in the Statement of Changes in Net Assets). Organizational costs are normally expensed and offering costs are capitalized. Please disclose by year any amounts subject to recoupment.

•	Confirm that any organization and offering costs related to the IPO will be borne by the Company. While it is not necessary to modify the disclosure currently in the audited financials, consider enhancing the fee table disclosure to make this clear.

•	The amount receivable from the investment adviser as of June 30, 2014 has increased. Will the Company be repaid? When an expense is paid on behalf of the fund, is it a fund expense since it is accounted for as a receivable?

Response: The Company respectfully directs the Staff to its response letter dated August 12, 2013, which indicated its expected treatment of organization and offering costs. Organization costs are expensed as they are incurred. Offering costs will continue to be deferred as an asset under “deferred offering costs” on the Statement of Assets and Liabilities until completion of the IPO and then charged to the IPO proceeds (Paid-in-capital). Note 2 to the financial statements discusses the treatment of these costs under “Organization and Offering Costs.” In the event that the IPO is unsuccessful, the Company will expense all offering costs incurred in connection with the IPO.

A cap of $1.25 million was instituted for organization and private offering costs. The Company first applied the offering costs related to the private offering to the cap and then organization costs were applied to the cap until it was exceeded. Thereafter organization and private offering costs in excess of the cap are subject to reimbursement. Costs in excess of the cap have been reimbursed by the investment adviser subsequent to the balance sheet date at September 30, 2014. The allocation of such costs is included in note 9 to all of the Company’s financial statements under “Reimbursement of Organization and Offering Costs.”

7.	If any amounts in the cash balance in the Statement of Assets and Liabilities represent short-term investments, identify such in the Schedule of Investments. Also, confirm if any such amounts are restricted cash balances, and, if true, there should be a separate line item.

Response: The cash balance does not include any short-term investments. For cash equivalents (i.e. Goldman Sachs Financial Square Government Fund), the Company separately reports the stated balance. There were no restricted cash balances for the relevant reporting period. The Company undertakes to separately report material restricted cash balances that may arise in the future.

8.	Please explain why the presentation of income tax expense is below net investment income and not in total expenses Statement of Operations. Additionally, the Statement of Changes in Net Assets indicates a deemed contribution for income tax expense. Please include an explanation of the mechanic behind this payment and indicate who paid this expense. If it was a fund operating expense, it should be reflected in the fee table, and a tax payment by a RIC would seem to be an operating expense, even if it is not an ongoing expense.

Response: The Company confirms its discussion in its response letter dated August 12, 2013, which is reproduced below:

“The Company considered FASB ASC 946-225-45-4 when assessing the presentation of income tax expense.

Through March 31, 2013, the Company was a single member limited liability company (SMLLC) which is a disregarded entity for U.S. tax purposes. As a disregarded entity, the Company is considered a branch of its Member (a “C” corporation for income tax purposes), and does not file a separate tax return. Rather, the Member includes the results of the Company in its consolidated tax returns and is responsible for the payment of any associated tax. For purposes of preparing separate financial statements of the Company, a tax provision was allocated to the Company consistent with
FASB ASC 225-10-S99. Because the Company did not (and will not) be required to make any associated tax payments, and as such no assets of the Company will be used to fund any tax payments, the tax expense recognized in the separate financial statements of the Company was treated as a deemed contribution from the Member. As such, the allocation of this expense had no impact on the net assets of the Company.

As of April 1, 2013, the Company ceased being a SMLLC and converted to a BDC, which is a corporation for U.S. tax purposes. It also intends to elect to be treated as a RIC commencing with its taxable year ending on December 31, 2013. As a RIC, the Company generally will not be required to pay corporate level U.S. federal income taxes. No tax provision will be recorded under FASB ASC 225-10-S99 beginning April 1, 2013.

Given that the tax provision through March 31, 2013 was the result of an allocation to the Company of the single Member’s tax provision, that no Company assets have been or will be used to pay any associated tax, and that the Company will not record a similar tax provision in future periods, the presentation of the tax provision as a single line item was determined to be more reflective of the nature of this item and the related economic impact on the Company. Disclosure was provided in footnote 2 (f) of the components of the allocated provision.”

9.	In the Statement of Cash Flows, on a prospective basis, please indicate PIK as a separate line item.

Response: In the financial statements for the six months ended June 30, 2014 and the financial statements for the nine months ended September 30, 2014, the Company has included PIK as a separate line item on the Statement of Cash Flows and intends to continue to do so prospectively.

10.	Separately identify unfunded commitments in the Statement of Operations or notes to the financial statements. For each investment, the fair value of the unfunded commitment should be indicated and the effect in the aggregate to unrealized gains should be considered and included in the Statement of Assets and Liabilities (e.g., in other asset or liability); the Company should also note the change in interest rate from the time of commitment to the date of financial statement. Additionally, Note 5 to the financials indicates that an unfunded commitment of $15 million for the year ended December 31, 2013 is not reflected on the Statement of Assets and Liabilities; please indicate the impact of this unfunded commitment. Please explain why there is a different presentation through December 31, 2013.

Response: On the Schedule of Investments, the Company has incorporated footnotes to denote any unfunded loan commitment, and discuss the negative cost that is the result of the capitalized discount being greater than the principal amount outstanding on the loan and the negative fair value is the result of the capitalized discount on the loan.

Unfunded loans are marked-to-market, and the associated fair value as shown on the Schedule of Investments is included in the Statement of Assets and Liabilities. As of December 31, 2013, the $15 million included in Note 5 was a fully unfunded investment that did not have any associated discount or unrealized gain/loss. Note 5 to the financial statements for the six months ended June 30, 2014 and to the financial statements for the nine months ended September 30, 2014 indicates that unfunded commitments were reflected in Total investments, at fair value in the Statement of Assets and Liabilities.

11.	Please explain why Note 6 to the financial statements on fair value measurement indicates that the table does not identify all Level 3 assets and why no unobservable inputs were developed for this excluded portion of the Level 3 assets (e.g., indicate if only third party pricing was used). Going forward, also state the impact on fair value of an increase or decrease in valuation technique. For example, if the Company says that a change in a market multiple would impact valuation, it should not state that the change in the market multiple needs to be significant. As a general matter, when you state that a change in a technique or other item would have an impact, the change should not have to be significant for there to be an impact.

Response:

Note 6 describes the Level 3 assets that do not have unobservable inputs (examples include but are not limited to single source broker quotations, third party pricing, and prior transactions). These inputs are observed by a broker quotation or transaction and therefore there are no unobservable inputs to be included in the ASU 2011-4 table. The Company acknowledges that a change in a technique or other item does not need to be significant to have an impact on another metric. For the financial statements for the year ended December 31, 2014, the Company will include the following language:

Revision: An increase in the discount rate or market yield would result in a decrease in the fair value.

12.	Confirm the Credit Agreement’s commitment fee is reflected in the Fees and Expenses table (interest expense for undrawn portion).

Response: The Company confirms that the commitment fee will be included in the Fees and Expenses Table in the line item “Interest payments on borrowed funds” once the numbers in the table are populated.

13.	In the Financial Highlights, page F-48, footnote 6, explain why the Ratio of total expenses to average net assets is annualized except for incentive fees and certain operating expenses. Also indicate what is included in certain other operating expenses and why.

Response: Incentive Fees are not annualized, as the result of the unpredictability of capital losses, which are incorporated into the calculation of Incentive Fees. Certain operating expenses currently consist only of Legal Fees, which are not annualized, as the Company does not expect that such will be incurred on a straight line basis.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)

Geoffrey R.T. Kenyon, Esq. (Dechert LLP)

Richard Horowitz, Esq. (Dechert LLP)

Margery K. Neale, Esq. (Willkie Farr & Gallagher LLP)

Maria Gattuso, Esq. (Willkie Farr & Gallagher LLP)